

# Dani Barker · 3rd

Actor | Writer | CEO of Classified Films LLC

New York, New York · 500+ connections · **Contact info**

**CLASSIFIED FILMS L**

 **Grant Macewan Coll**

## Featured



**SALMON ARM'S NATIVE BORN**
SALMON ARM'S NATIVE BORN

From small-town Salmon Arm, British Columbia, Dani plunged head first into the film and television...



**Dani Barker**
IMDb

Dani Barker, Actress: Starvival. Dani is an actre and writer most known for her web-series Star

## Experience

### Follow Her - a Psychological Thriller - Writer | Producer | Lead
CLASSIFIED FILMS LIMITED
Sep 2018 – Present · 2 yrs 2 mos
New York
A psychological social-media thriller - now in post production - shot by academy award nominee Luke Geissbuhler and directed by Emmy award-winner Sylvia Caminer starring Luke Cook and Dani Barker.



### The Unprofessionals - Creator | Lead | Producer
NorthSouth Productions
Jan 2015 – Mar 2016 · 1 yr 3 mos
New York

Acted as a consulting producer, lead talent and creator of the television series known as The Unprofessionals, distributed by TBS, shot in New York City. Based off the web-series Starvival.



### Starvival - Creator | Star | Writer | Producer
YouTube
Jan 2011 – Feb 2015 · 4 yrs 2 mos
Toronto, Canada Area

A reality-comedy web series that goes undercover with hidden cameras to expose the strangest people posting the most BIZARRE ads on CRAIGSLIST.
http://www.youtube.com/starvival



### Squirm - Creator | Lead | Producer
OUTtv Network
Mar 2013 – Jan 2015 · 1 yr 11 mos
Toronto, Canada Area

Squirm - a new comedy series distributed by OUTtv.



### Moderation Town - Actor
Stitch Media
Jan 2011 – Jan 2013 · 2 yrs 1 mo
Halifax, Canada Area

A comedy series about a small Maritime town after the local factory folds and is replaced by an Internet moderation company. Local residents become not-so-internet-savvy content moderators, responsible for filtering the most offensive content off of the Internet.

## Education



### Grant Macewan College
Musical Theatre

2005 – 2007

 **Capilano University**
Acting for the Camera
2004 – 2005

Film Studies

## Skills & Endorsements

**Comedy** · 99+

 Endorsed by **Katie Uhlmann and 3 others who are highly skilled at this**

**Film** · 99+

 Endorsed by **Lynne Alana Delaney and 30 others who are highly skilled at this**

**Drama** · 99+

 Endorsed by **Lynne Alana Delaney and 3 others who are highly skilled at this**

**Show more** ⌄



